UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN
STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Condor Hospitality Trust, Inc. (CDOR)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

20676Y403
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang
Pablo Vergara del Carril
Zang, Bergel y Viñes Abogados
Florida 537, 18th Floor C1005AAK
Buenos Aires, Argentina
+54(11) 4322-0033
+54 (11) 5166-7000
(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

November 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

__________________________________________________________________________________

CUSIP No. 20676Y403		Page 1 of 29
1.	NAME OF REPORTING PERSON Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14.	TYPE OF REPORTING PERSON IN
*
Unless otherwise noted, the Reporting Persons beneficially own 3,787,164 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 2,197,023 shares of Common Stock held by Real Estate Investment Group VII L.P., 1,092,513 shares of Common Stock held by Real Estate Strategies L.P. and 48,076 shares of Common Stock held by Efanur S.A., (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. and 32,305 shares of Common Stock issuable upon conversion of a promissory note held by Real Estate Strategies L.P. and (iii) 352,283 shares of Common Stock which would be received upon the conversion of the 487,738 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), which is convertible at the option of the holders. The percentage of class shown represents the percentage based on 12,015,686 shares of Common Stock outstanding as of November 15, 2020.

CUSIP No. 20676Y403		Page 2 of 29
1.	NAME OF REPORTING PERSON Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1.

CUSIP No. 20676Y403		Page 3 of 29
1.	NAME OF REPORTING PERSON IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1

CUSIP No. 20676Y403		Page 4 of 29
1.	NAME OF REPORTING PERSON Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1

CUSIP No. 20676Y403		Page 5 of 29
1.	NAME OF REPORTING PERSON Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1.

CUSIP No. 20676Y403		Page 6 of 29
1.	NAME OF REPORTING PERSON Helmir S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1.

CUSIP No. 20676Y403		Page 7 of 29
1.	NAME OF REPORTING PERSON Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1.

CUSIP No. 20676Y403		Page 8 of 29
1.	NAME OF REPORTING PERSON Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1

CUSIP No. 20676Y403		Page 9 of 29
1.	NAME OF REPORTING PERSON Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1.

CUSIP No. 20676Y403		Page 10 of 29
1.	NAME OF REPORTING PERSON IRSA Inversiones y Representaciones Sociedad Anónima
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,787,166*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,787,166*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,166*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1.

CUSIP No. 20676Y403		Page 11 of 29
1.	NAME OF REPORTING PERSON Efanur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,545,348*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,545,348*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,545,348*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%*
14.	TYPE OF REPORTING PERSON CO
*
Efanur S.A. beneficially owns 2,545,348 shares of Common Stock, consisting of (i) 2,197,023 shares of Common Stock held by Real Estate Investment Group VII L.P. and 48,076 shares of Common Stock held directly, (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. and (iii) 235,285 shares of Common Stock which would be received upon the conversion of the 325,752 shares of Series E Stock held by Real Estate Investment Group VII L.P., which is convertible at the option of the holder. The percentage of class shown represents the percentage based on 12,015,686 shares of Common Stock outstanding as of November 15, 2020.

CUSIP No. 20676Y403		Page 12 of 29
1.	NAME OF REPORTING PERSON Tyrus S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,497,272*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,497,272*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,272*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%*
14.	TYPE OF REPORTING PERSON CO
*
Tyrus S.A. beneficially own 2,497,272 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 2,197,023 shares of Common Stock held by Real Estate Investment Group VII L.P., (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P.. and (iii) 235,285 shares of Common Stock which would be received upon the conversion of the 352,752 shares of Series Stock, which is convertible at the option of the holders. The percentage of class shown represents the percentage based on 12,015,686 shares of Common Stock outstanding as of November 15, 2020.

CUSIP No. 20676Y403		Page 13 of 29
1.	NAME OF REPORTING PERSON Jiwin S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,497,272*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,497,272*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,272*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%*
14.	TYPE OF REPORTING PERSON CO
*
Jiwin S.A. beneficially own 2,497,272 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 2,197,023 shares of Common Stock held by Real Estate Investment Group VII L.P., (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. and (iii) 235,285 shares of Common Stock which would be received upon the conversion of the 352,752 shares of Series E Stock, which is convertible at the option of the holders. The percentage of class shown represents the percentage based on 12,015,686 shares of Common Stock outstanding as of November 15, 2020.

CUSIP No. 20676Y403		Page 14 of 29
1.	NAME OF REPORTING PERSON Elsztain Managing Partner Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,241,818*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,241,818*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,241,818*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%*
14.	TYPE OF REPORTING PERSON PN
*
Elsztain Managing Partner Limited beneficially owns 1,241,818 shares of Common Stock, consisting of (i) 1,092,513 shares of Common Stock held by Real Estate Strategies L.P., (ii) 32,305 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Strategies L.P. and (iii) 117,000 shares of Common Stock which would be received upon the conversion of the 161,986 shares of Series E Stock, which is convertible at the option of the holder. The percentage of class shown represents the percentage based on 12,015,686 shares of Common Stock outstanding as of November 15, 2020.

CUSIP No. 20676Y403		Page 15 of 29
1.	NAME OF REPORTING PERSON Real Estate Strategies L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,241,818*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,241,818*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,241,818*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%*
14.	TYPE OF REPORTING PERSON PN
*
Real Estate Strategies L.P. beneficially owns 1,241,818 shares of Common Stock, consisting of (i) 1,092,513 shares of Common Stock, (ii) 32,305 shares of Common Stock issuable upon conversion of a promissory note and (iii) 117,000 shares of Common Stock which would be received upon the conversion of the 161,986 shares of Series E Stock, which is convertible at the option of the holder. The percentage of class shown represents the percentage based on 12,015,686 shares of Common Stock outstanding as of November 15, 2020.

CUSIP No. 20676Y403		Page 16 of 29
1.	NAME OF REPORTING PERSON Real Estate Investment Group VII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,497,272*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,497,272*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,272*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%*
14.	TYPE OF REPORTING PERSON PN
*
Real Estate Investment Group VII L.P. beneficially owns 2,497,272 shares of Common Stock, consisting of (i) 2,197,023 shares of Common Stock, (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for its benefit and (iii) 235,285 shares of Common Stock which would be received upon the conversion of the 325,752 shares of Series E Stock, which is convertible at the option of the holder. The percentage of class shown represents the percentage based on 12,015,686 shares of Common Stock outstanding as of November 15, 2020.

CUSIP No. 20676Y403	Page 17 of 29
Explanatory Note
This Amendment is being filed to report voting agreements with respect to securities of Condor Hospitality Trust, Inc., a Maryland corporation (“Condor”), beneficially owned by certain of the Reporting Persons.  The voting agreements are not purchases or sales of securities of Condor and have no effect on the overall number of securities of Condor beneficially owned in the aggregate by the Reporting Persons.
Item 1. Security and Issuer
This Amendment No. 9 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on February 13, 2012, and as amended on February 17, 2012, and as amended on June 18, 2014 and as amended on March 23, 2016, and as amended on January 27, 2017, and as amended on February 28, 2017, and as amended on April 7, 2017, and as amended on July 3, 2018, and as amended on July 26, 2019, jointly by Mr. Eduardo S. Elsztain (“Elsztain”), Consultores Assets Management S.A. (“CAM”), Consultores Venture Capital Uruguay S.A. (“CVC Uruguay”), Agroinvestment S.A. (“Agroinvestment”), Consultores Venture Capital Ltd. (“CVC Cayman”), IFIS Limited (“IFIS”), Inversiones Financieras del Sur S.A. (“IFISA”), Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), Helmir S.A. (Helmir), IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), Tyrus S.A. (“Tyrus”), Jiwin S.A. (“Jiwin”), Efanur SA (“Efanur”) and Real Estate Strategies L.P. (“RES” and together with Elsztain, CAM, CVC Uruguay, Agroinvestment, CVC Cayman, IFIS, IFISA, Cresud, IRSA, Tyrus, Jiwin, EMP, Efanur and Real Estate Investment Group VII, L.P. (“REIG VII”), which is joining as a reporting person on this Statement, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Condor”) beneficially owned by the Reporting Persons. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby. Information regarding the ownership of Common Stock set forth herein is as of the close of business on November 18, 2020. The address of the principal executive offices of Condor is 1800 W. Pasewalk Avenue, Suite 120, Norfolk, Nebraska 68701.
Item 2. Identity and Background
Item 2 is amended to add the following:
(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.
(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:
IRSA Convertible Promissory Note and Voting Agreement
On November 18, 2020, the Issuer entered into Convertible Promissory Note and Loan Agreement with Efanur providing for the loan by Efanur to the Issuer the aggregate principal amount of $2,779,557 (the “Note”). The Note matures upon the earliest to occur of (a) the closing of a Rights Offering (as defined below) or a Non-Rights Offering Conversion (as defined below) in an amount equal to the outstanding principal balance of the Note, (b) the acceleration of the Note on or after the occurrence of an Event of Default (as defined in the Note) and (c) January 2, 2023.

CUSIP No. 20676Y403	Page 18 of 29
Pursuant to the Note, subject to receipt of Shareholder Approval or a Board Decision (each term as defined in the Note), Efanur may elect to convert the principal due under the Note into Common Stock of the Issuer in connection with any future rights offering commenced by the Issuer for up to 4,000,000 shares of Common Stock at a price of $2.50 per share (a “Rights Offering”).  Further, if any amounts remain unpaid on the Note after May 31, 2021 (or, if earlier, the termination, rescission or rejection of the Rights Offering), subject to receipt of Shareholder Approval or a Board Decision, Efanur may elect to convert the principal due under the Note into 1,111,823 shares of Common Stock at a price of $2.50 per share (a “Non-Rights Offering Conversion”).
In connection with the entry into of the Note, on November 18, 2020, the Issuer entered into a voting agreement (the “Voting Agreement”) with RES, REIG VII and Efanur. Pursuant to the Voting Agreement, each of RES, REIG VII and Efanur committed to vote their voting securities in the Issuer at a special meeting of shareholders to approve the issuance of the common stock, and any change of control that could result from the issuance of the common stock, in a Rights Offering or a Non-Rights Offering Conversion.
The foregoing descriptions of the Note and the Voting Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of the Note and the Voting Agreement, copies of which are attached hereto as Exhibit 99.4 and 99.5, respectively, and are incorporated herein by reference.
StepStone Convertible Promissory Note and Voting Agreement
On November 18, 2020 the Issuer also entered into a separate (a) Convertible Promissory and Loan Agreement (the “StepStone Note”) in favor of SREP III Flight-Investco 2, L.P., an affiliate of StepStone Group Real Estate, L.P., for $7,220,443, pursuant to which, subject to satisfaction of certain conditions, SREP III Flight-Investco 2, L.P. may elect to convert the principal due under the StepStone Note into 2,888,178 shares of Common Stock at a price of $2.50 per share and (b) Voting Agreement (the “StepStone Voting Agreement”) with the SREP III Flight –Investco, L.P., SREP III Flight – Investco 2, L.P., StepStone REP III (GP), LLC and StepStone Group Real Estate, LP (collectively, the “StepStone Shareholders”) pursuant to which each of the StepStone Shareholders committed to vote their voting securities in the Issuer at a special meeting of shareholders to approve the issuance of the common stock, and any change of control that could result from the issuance of the common stock, in a Rights Offering or a Non-Rights Offering Conversion.
The StepStone Note and StepStone Voting Agreement were filed as Exhibits 10.4 and 10.6, respectively, to Issuer’s Current Report on Form 8-K filed with the SEC on November 19, 2020. None of the Reporting Persons is party to the StepStone Note nor the StepStone Voting Agreement and such documents are not incorporated by reference herein.
Item 5. Interests in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Amendment No. 9 is incorporated by reference in its entirety into this Item 5.

The Reporting Persons beneficially own, in the aggregate, 3,787,166 shares of Common Stock consisting of (i) 3,337,612 shares of Common Stock, (ii) 97,269 shares of Common Stock issuable on conversion of a convertible promissory note in $1,011,599 principal amount, at a conversion price of $10.40 per share of Common Stock and (iii) 352,285 shares of Common Stock which would be received upon the conversion of 487,738 shares of Series E Stock beneficially owned by the Reporting Persons which are convertible by the holders.

(i)
Elsztain is the Chairman of the Board of Directors of IFISA, Cresud, CAM, CVC Uruguay, Agroinvestment, IRSA, Efanur, Jiwin and Tyrus, except for RES and REIG VII, a company in which Jiwin (a company wholly owned by IRSA) is the General Partner;

CUSIP No. 20676Y403	Page 19 of 29

(ii)
As of the date of this report, Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. Elsztain also owns 100% of Agroinvestment and 85% of CAM which owns 100% of CVC Uruguay, which in turn owns 0.0002% of Cresud’s shares, 1.03% of IRSA shares and 100% of CVC Cayman. None of these companies directly own Common Stock. As of that same date, Elsztain directly owns the equivalent of 490,452 common shares of the outstanding equity capital of Cresud, representing approximately 0.10% of Cresud’s issued and outstanding common shares;

(iii)	CVC Cayman serves as the Investment Manager of IFIS;

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA;

(v)
IFISA directly owns the equivalent of 73,897,991 common shares of Cresud representing approximately 14.73% of Cresud’s issued and outstanding common shares; in addition, FISA keeps the voting power over 1.49% of Cresud shares until February 18, 2021 or until the shares are sold to a third party, Agroinvestment directly owns the equivalent of 103,087,210 common shares of Cresud representing approximately 20.55% of Cresud’s issued and outstanding common shares. Neither IFISA nor Agroinvestment directly own Common Stock;

(vi)	Cresud directly and indirectly owns 62.06% of IRSA’s common shares. Cresud does not directly own Common Stock;

(vii)	IRSA owns 100% of Tyrus’ and Efanur’s capital stock. IRSA does not directly own Common Stock;

(viii)	Tyrus owns 100% of the capital stock of Jiwin. Tyrus does not directly own Common Stock;

(ix)	Jiwin serves as general Partner of REIG VII; Jiwin does not directly own Common Stock;

(x)	EMP serves as general Partner of RES; EMP does not directly own Common Stock;

(xi)	Efanur is the sole limited partner of REIG VII. Efanur owns directly 48,076 shares of Common Stock;

(xii)
RES owns directly 1,092,513 Shares of Common Stock of Condor. RES owns directly 161,986 shares of Series E Stock, which is convertible into 117,000 shares of Common Stock. RES holds directly a promissory note convertible for up to 32,305 shares of Common Stock attributable to RES, subject to the 49% ownership limitation; and

(xiii)
REIG VII owns directly 2,197,023 Shares of Common Stock of Condor. REIG VII owns directly 325,752 shares of Series E Stock which is convertible into 235,285 shares of Common Stock. REIG VII holds an interest in a promissory note convertible for up to 64,964 shares of Common Stock attributable to REIG VII, subject to the 49% ownership limitation.

Given the foregoing, as of November 18, 2020, the Reporting Persons may be deemed to be currently the beneficial owners of 3,787,166 shares of Common Stock, representing approximately 30.4% of the voting stock of Condor.
(b)	Item 5(a) is incorporated herein by reference.

(d)-(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is amended to add the following:
Reference is made to the Note and the Voting Agreement defined and described in Item 4.

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Copies of the Note and the Voting Agreement are filed as Exhibit 99.4 and Exhibit 99.5 hereto. The descriptions of the Note and the Voting Agreement included in this Schedule 13D/A are qualified in its entirety by reference to the filed exhibits.

Item 7. Materials to be filed as Exhibits

Exhibit 99.4 Convertible Promissory Note and Loan Agreement, dated as of November 18, 2020, among the Issuer and Enafur.
Exhibit 99.5 Voting Agreement, dated as of November 18, 2020, among the Issuer and RES, REIG VII and Efanur.

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Schedule A
Eduardo S. Elsztain
Bolívar 108, 1st floor
(1066) Buenos Aires
Republic of Argentina
Citizen of Argentina
Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina
Directors of Consultores Venture Capital Uruguay S.A.

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay	4.	Saul Zang Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Argentina

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Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Gerardo Tyszberowicz Alternate Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saul Zang Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina
Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

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Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Colonia 810, Of. 803 (11000) Montevideo Citizen of Uruguay

2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of
Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd Floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

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5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Carlos Blousson General Manager for Argentina & Bolivia Operations Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

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Directors and Executive Officers of
IRSA Inversiones y Representaciones Sociedad Anónima
Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

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7.	Daniel R. Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

8.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA
Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Daniel R. Elsztain Chief Operating Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

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Tyrus S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay
Jiwin S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay
Efanur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

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Directors of Helmir S.A.

1.	Eduardo S. Elsztain (Chairman) Director Zabala 1422 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Zabala 1422 Montevideo Republic of Uruguay Citizen of Uruguay

2.	Alejandro Gustavo Elsztain Second Vice Chairman Zabala 1422 Montevideo Republic of Uruguay Citizen of Uruguay	4.	Saul Zang Vice Chairman Zabala 1422 Montevideo Republic of Uruguay Citizen of Argentina

Directors of Elsztain Managing partners Ltd.

1.	Eduardo S. Elsztain President Wickhams Cay, P.O. Box 662 Road Town Tortola British Virgin Islands Citizen of Argentina	2.	Saul Zang Sole Director Wickhams Cay, P.O. Box 662 Road Town Tortola British Virgin Islands Citizen of Argentina

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SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.
DATED: December 9, 2020

Eduardo S. Elsztain		Consultores Assets Management S.A.
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Director of the Board	Title:	Director of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay		Efanur S.A.
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Tyrus S.A.		Agroinvestment S.A.
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Real Estate Strategies L.P.		Jiwin S.A.
By:	Jiwin S.A., its general partner	By: Name: Title:	/s/ Eduardo S. Elsztain
By:	/s/ Eduardo S. Elsztain		Eduardo S. Elsztain Chairman of the Board
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

Irsa Inversiones y Representaciones Sociedad Anonima		Real Estate Investment Group VII, L.P. By: Jiwin S.A., its general partner
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name: Title:	Eduardo S. Elsztain Chairman of the Board	Name: Title:	Eduardo S. Elsztain Chairman of the Board

Helmir S.A.		Elsztain Managing Partners Ltd
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Director	Title:	President